[redacted]

13012634

MR

SEC
Mail Processing
Section

FEB 28 2013

Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51188

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HERITAGE BENEFITS FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2950 NORTHUP WAY, SUITE 105
(No. and Street)

BELLEVUE	WA	98004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWIN A. DAY 425-827-1417
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HAGELIN & ALLOWAY PS
(Name – *if individual, state last, first, middle name*)

2200 SIXTH AVENUE, SUITE 430	SEATTLE	WA	98121
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
3/9/13

OATH OR AFFIRMATION

I, EDWIN A. DAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HERITAGE BENEFITS FINANCIAL SERVICES, INC., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

STACY JONES NOTARY PUBLIC STATE OF WASHINGTON COMMISSION EXPIRES 10-01-16

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditors report on internal control structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAGELIN & ALLOWAY PS
CERTIFIED PUBLIC ACCOUNTANTS
2200 Sixth Avenue, Suite 430
Seattle, WA 98121-1845

(206) 441-7100
FAX (206) 441-5804

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Heritage Benefits Financial Services, Inc.

We have audited the accompanying financial statements of Heritage Benefits Financial Services, Inc. which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.

INDEPENDENT AUDITOR'S REPORT
(continued)

Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heritage Benefits Financial Services, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Hagelin & Alloway PS

Seattle, Washington

February 20, 2013

HERITAGE BENEFITS FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

Cash and cash equivalents	$	44,307
Commissions receivable, net of allowance for doubtful accounts of $0		22,118
Prepaid expenses		956
	$	67,381

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$	668
Retirement contributions payable		12,000
		12,668
Commitments and contingent liabilities		
Stockholders' equity:		
Common stock - no par value:		
Authorized - 50,000 shares, issued and outstanding - 1,000 shares		29,000
Additional paid in capital		-
Retained earnings		25,713
Accumulated other comprehensive income		-
		54,713
	$	67,381

See notes to financial statements.

HERITAGE BENEFITS FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
For the year ended December 31, 2012

REVENUES	
Commissions	$ 222,334
Total revenues	222,334
EXPENSES	
Salaries and payroll taxes	65,744
Employee benefits	490
Rent	8,956
Office expenses	6,563
Telephone	2,631
Meals and Entertainment	134
Professional fees	7,230
Dues and subscriptions	899
Business taxes	5,844
Registration fees and expenses	2,640
Investment fees	179
Total expenses	101,310
OTHER INCOME AND EXPENSE	
Interest income	690
Realized gain on investments	319
Total other income and expense	1,009
NET INCOME	$ 122,033
OTHER COMPREHENSIVE INCOME, NET OF TAX	
Unrealized gain on investments	83
TOTAL COMPREHENSIVE INCOME	$ 122,116

See notes to financial statements.

HERITAGE BENEFITS FINANCIAL SERVICES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the year ended December 31, 2012

	Common Stock Dollars	Common Stock Contributed Capital	Retained Earnings	Accumulated Other Comprehensive Income
Balance - December 31, 2011	$ 29,000	$ 91,390	$ (61,106)	$ (83)
Capital contributions		-		
Dividend Distributions		$ (91,390)	(35,214)	
Net income			122,033	
Other comprehensive income				83
Balance - December 31, 2012	$ 29,000	$ -	$ 25,713	$ -

See notes to financial statements.

HERITAGE BENEFITS FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2012
Increase (Decrease) in Cash and Cash Equivalents

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 122,033
Adjustment to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Commissions receivable	16,313
Prepaid expenses	(394)
Increase (decrease) in:	
Accounts payable	(6,300)
Retirement contributions payable	-
(Gain) on sale of securities	(319)
NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	131,333
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of available-for-sale securities	(406)
Proceed from sale of available-for-sale securities	19,489
NET CASH FLOWS PROVIDED BY INVESTING ACTIVITIES	19,083
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	-
Dividend distributions	(126,604)
NET CASH FLOWS (USED IN) FINANCING ACTIVITIES	(126,604)
NET INCREASE IN CASH AND CASH EQUIVALENTS	23,812
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	20,495
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 44,307

See notes to financial statements.

HERITAGE BENEFITS FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY - The Company is a Financial Industry Regulatory Authority Registered Broker and Dealer. Commission revenues are generated predominantly from the sale of private placement securities.

INCOME RECOGNITION - Securities transactions and the commission revenue and expense are recorded in the accounts on a trade date basis.

INCOME TAXES - The Company has elected "S" corporation status, effective since 2001. Under these provisions, the Company generally does not pay Federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual Federal income taxes based upon the Company's taxable income.

The Company's tax returns are subject to possible examination by the taxing authorities. For Federal income tax purposes the returns essentially remain open to possible examination for a period of three years after the respective filing deadlines of those returns. For state and local tax purposes the period may extend to five years.

RELATED PARTIES - The Company had agreed to pay a commission expense equal to all commission income to an affiliated single member LLC. Both the Company and the LLC are solely owned and controlled by the same individual. Pursuant to the expense agreement between the Company and the LLC, the LLC paid all non-commission expenses on behalf of the Company. In accordance with the expense agreement and FINRA guidance the payment of expenses by the LLC on behalf of the Company constituted a capital contribution. Expenses for common items between the Company and the LLC are allocated between the two entities, whereas expenses due solely from the Company are allocated solely to the Company. On March 22, 2011 the expense agreement was terminated. Subsequent to this termination there is no obligation to pay commission income to the affiliate or the affiliate to pay the Company’s expenses. The Company and its affiliate have separate employees that perform functions for both companies. These shared employees wages and benefits expenses cannot be allocated cost effectively, therefore subsequent to March 22, 2011 the only employee expenses recorded by the Company will be for its sole employee.

HERITAGE BENEFITS FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
(continued)

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

INVESTMENTS - The Company classifies its marketable debt and equity securities as available for sale. Securities classified as available for sale are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in, first-out (FIFO) method, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

ESTIMATES AND ASSUMPTIONS - Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying value of cash, receivables and accounts payable approximate fair value due to the short maturity of these instruments.

CASH AND CASH EQUIVALENTS - The Company considers cash and cash equivalents to include cash and those short-term, highly liquid investments with original maturities of three months or less.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2012, the Company had net capital of $31,639 and net capital required under the Rule was $5,000. The aggregate indebtedness to net capital ratio was .40 to 1.

The net capital rules may effectively restrict the payment of cash dividends.

3. MARKETABLE EQUITY SECURITIES

Cost basis of marketable equity securities at December 31, 2012 was $0 and market value was $0. At year end there was no unrealized gain and no unrealized loss.

3. MARKETABLE EQUITY SECURITIES (continued)

The fair value of all equity securities has been measured on a recurring basis using Level 1 inputs, which are based on unadjusted quoted market prices within active markets. There have been no changes in valuation techniques or related inputs.

4. COMMITMENTS

The Company leases office premises under a noncancelable operating lease. The Company shares the lease with other entities, and is not expected to make the required minimum payments, but is obligated to do so in the event the other entities fail to make rental payments. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2012:

Year ending December 31,	
2013	$37,758
Total minimum payments required	$37,758

The Company's rental expense, under operating leases, was $8,956 during 2012.

5. EMPLOYEE PROFIT SHARING PLAN

The Company's employees are participants in a profit sharing plan. The plan covers substantially all of the Company's employees.

The plan is a simplified employee pension plan. The Company is not obligated for minimum contributions, but may elect to make discretionary contributions determined by the Board of Directors. Contributions cannot exceed twenty five percent of compensation. Contributions of $12,000 were authorized by the Board of Directors for 2012. The Company funds plan contributions as incurred.

6. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 20, 2013, the date that the financial statements were available to be issued. No significant subsequent events have been identified that would require adjustment of or disclosure in the accompanying financial statements.

HAGELIN & ALLOWAY PS
CERTIFIED PUBLIC ACCOUNTANTS
2200 Sixth Avenue, Suite 430
Seattle, WA 98121-1845

(206) 441-7100
FAX (206) 441-5804

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Heritage Benefits Financial Services, Inc.

We have audited the accompanying financial statements of Heritage Benefits Financial Services, Inc. as of and for the year ended December 31, 2012, and have issued our report thereon dated February 20, 2013 which contained an unqualified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in pages 14 - 23 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with the auditing standards generally accepted in the United State of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Hagelin & Alloway PS

Seattle, Washington

February 20, 2013

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19 5) Other [✓] 26 Rule 17a-5(d)

NAME OF BROKER-DEALER		SEC FILE NO.	
		8-51188	14
HERITAGE BENEFITS FINANCIAL SERVICES, INC.	13	FIRM I.D. NO.	
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)		45797	15
2950 NORTHUP WAY, SUITE 105 (No. and Street)	20	FOR PERIOD BEGINNING (MM/DD/YY) 01/01/12	24
BELLEVUE (City) [21] WA (State) [22] 98004 (Zip Code)	23	AND ENDING (MM/DD/YY) 12/31/12	25

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT		(Area Code) — Telephone No.	
EDWIN A. DAY	30	425-827-1417	31
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [✓] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [✓] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 25TH day of FEBRUARY 20 13

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

HAGELIN & ALLOWAY PS [70]

ADDRESS

2200 SIXTH AVENUE, SUITE 430 [71]	SEATTLE [72]	WA [73]	98121 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION [50]	REPORT DATE MM/DD/YY [51]	DOC. SEQ. NO. [52]	CARD [53]			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HERITAGE BENEFITS FINANCIAL SERVICES, INC. **N 3** [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/12 [99]
SEC FILE NO. 8-51188 [98]
Consolidated [ ] [198]
Unconsolidated [✓] [199]

	Allowable	Non-Allowable	Total
1. Cash	$ 44,307 [200]		$ 44,307 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	[300]	$ 22,118 [550]	22,118 [810]
3. Receivable from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		0 [850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	[680]	[920]
11. Other assets	[535]	956 [735]	956 [930]
12. TOTAL ASSETS	$ 44,307 [540]	$ 23,074 [740]	$ 67,381 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HERITAGE BENEFITS FINANCIAL SERVICES, INC. as of 12/31/12

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] ▼13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	▼10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	12,668 [1205]	[1385]	12,668 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] ▼12	[1390] ▼14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ▼9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 12,668 [1230]	$ [1450]	$ 12,668 [1760]

Ownership Equity

		Total
21. Sole Proprietorship		▼15 $ [1770]
22. Partnership (limited partners)	▼11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		29,000 [1792]
C. Additional paid-in capital		0 [1793]
D. Retained earnings		25,713 [1794]
E. Total		54,713 [1795]
F. Less capital stock in treasury		▼16 ( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 54,713 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 67,381 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HERITAGE BENEFITS FINANCIAL SERVICES, INC. as of 12/31/12

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	54,713	3480
2. Deduct ownership equity not allowable for Net Capital			19	( )	3490
3. Total ownership equity qualified for Net Capital				54,713	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	54,713	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $ 23,074	3540			
B. Secured demand note delinquency		3590			
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600			
D. Other deductions and/or charges		3610		(23,074)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions			20 $	31,639	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities	18	3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue Concentration		3650			
E. Other (List)		3736		(0)	3740
10. Net Capital			$	31,639	3750

30

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HERITAGE BENEFITS FINANCIAL SERVICES, INC. as of 12/31/12

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	845	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	26,639	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	25,639	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	12,668	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	12,668	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	0.40	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HERITAGE BENEFITS FINANCIAL SERVICES, INC.

For the period (MMDDYY) from 24 010112 [3932] to 123112 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$		3935
b. Commissions on listed option transactions	25		3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts		402	3952
4. Profit (loss) from underwriting and selling groups	26	222,334	3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		690	3995
9. Total revenue	$	223,426	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers		65,744	4120
11. Other employee compensation and benefits		490	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements [4070]			
14. Regulatory fees and expenses		2,640	4195
15. Other expenses		32,436	4100
16. Total expenses	$	101,310	4200
NET INCOME			
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$	122,116	4210
18. Provision for Federal income taxes (for parent only)	28		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of [4338]			
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of [4239]			
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items	$	122,116	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$		4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HERITAGE BENEFITS FINANCIAL SERVICES, INC.

For the period (MMDDYY) from 123112 to 123112

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 59,201	4240
A. Net income (loss)		122,116	4250
B. Additions (Includes non-conforming capital of	29 $ [4262])	0	4260
C. Deductions (Includes non-conforming capital of	$ [4272])	126,604	4270
2. Balance, end of period (From item 1800)		$ 54,713	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30	$ N/A	4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)		$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HERITAGE BENEFITS FINANCIAL SERVICES, INC. as of 12/31/12

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1		4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained	X	4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 [4335]		4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)		Name of Lender or Contributor		Insider or Outsider? (In or Out)		Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)		(MMDDYY) Withdrawal or Maturity Date		Expect to Renew (Yes or No)	
31	1	4600	EDWIN A. DAY	4601	IN	4602	20,000	4603	011113	4604	NO	4605
32		4610		4611		4612		4613		4614		4615
33		4620		4621		4622		4623		4624		4625
34		4630		4631		4632		4633		4634		4635
35		4640		4641		4642		4643		4644		4645

Total $ 36 ~~N/A~~ 20,000 [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

HERITAGE BENEFITS FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2012

NET CAPITAL	
Total stockholder's equity qualified for net capital	$ 54,713
Deductions and/or charges:	
Receivable from brokers or dealers, other	(23,074)
Haircuts on securities	-
Net capital	$ 31,639
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accounts payable	$ 668
Retirement contributions payable	12,000
Total aggregate indebtedness	$ 12,668
COMPUTATION OF BASIS NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 845
Minimum dollar net capital required of reporting broker or dealer	$ 5,000
Excess net capital	$ 26,639
Excess net capital at 1000%	$ 25,639
Ratio: Aggregate indebtedness to net capital	.40 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2012)	
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 31,639
Audit adjustments increasing (decreasing) assets	-
Audit adjustments decreasing (increasing) A.I. liabilities	-
Audit adjustments decreasing (increasing) net capital	-
Net capital as computed per this schedule	$ 31,639

HAGELIN & ALLOWAY PS
CERTIFIED PUBLIC ACCOUNTANTS
2200 Sixth Avenue, Suite 430
Seattle, WA 98121-1845

(206) 441-7100
FAX (206) 441-5804

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Heritage Benefits Financial Services, Inc.

In planning and performing our audit of the financial statements of Heritage Benefits Financial Services, Inc. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

(Continued)

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

(Continued)

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hagelin & Alloway PS

Seattle, Washington

February 20, 2013